UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Triple Flag Precious Metals Corp.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

89679M104

(CUSIP Number)

January 19, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89679M104	13G	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Newmont Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 16,920,000 (1)
7. SOLE DISPOSITIVE VOTING POWER 0
8. SHARED DISPOSITIVE VOTING POWER 16,920,000(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,920,000(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%(2)
12.	TYPE OF REPORTING PERSON (See Instructions) HC, CO

(1)	Includes 15,120,000 Common Shares of the Issuer (as identified under Item 1(a) below) held by Newmont Canada Corporation, an indirect subsidiary of Newmont Corporation, and 1,800,000 Common Shares of the Issuer underlying warrants exercisable by Newmont Canada Corporation to acquire Common Shares within 60 days.
(2)	Calculated based on the 200,815,037 Common Shares of the Issuer expected to be issued and outstanding as of January 19, 2023, as set forth under the heading “Appendix G - Information Concerning the Combined Company—Description of Share Capital” in the Management Information Circular filed on Form 6-K by the Issuer with the Securities and Exchange Commission on December 21, 2022, plus the 1,800,000 Common Shares of the Issuer underlying warrants exercisable by Newmont Canada Corporation to acquire Common Shares within 60 days.

CUSIP No. 89679M104	13G	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Newmont Holdings ULC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 16,920,000(1)
7. SOLE DISPOSITIVE VOTING POWER 0
8. SHARED DISPOSITIVE VOTING POWER 16,920,000(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,920,000 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%(2)
12.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Includes 15,120,000 Common Shares of the Issuer (as identified under Item 1(a) below) held by Newmont Canada Corporation, an indirect subsidiary of Newmont Holdings ULC, and 1,800,000 Common Shares of the Issuer underlying warrants exercisable by Newmont Canada Corporation to acquire Common Shares within 60 days.
(2)	Calculated based on the 200,815,037 Common Shares of the Issuer expected to be issued and outstanding as of January 19, 2023, as set forth under the heading “Appendix G - Information Concerning the Combined Company—Description of Share Capital” in the Management Information Circular filed on Form 6-K by the Issuer with the Securities and Exchange Commission on December 21, 2022, plus the 1,800,000 Common Shares of the Issuer underlying warrants exercisable by Newmont Canada Corporation to acquire Common Shares within 60 days.

CUSIP No. 89679M104	13G	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS Newmont Canada FN Holdings ULC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 16,920,000(1)
7. SOLE DISPOSITIVE VOTING POWER 0
8. SHARED DISPOSITIVE VOTING POWER 16,920,000(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,920,000 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%(2)
12.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Includes 15,120,000 Common Shares of the Issuer (as identified under Item 1(a) below) held by Newmont Canada Corporation, a direct subsidiary of Newmont Canada FN Holdings ULC, and 1,800,000 Common Shares of the Issuer underlying warrants exercisable by Newmont Canada Corporation to acquire Common Shares within 60 days.
(2)	Calculated based on the 200,815,037 Common Shares of the Issuer expected to be issued and outstanding as of January 19, 2023, as set forth under the heading “Appendix G - Information Concerning the Combined Company—Description of Share Capital” in the Management Information Circular filed on Form 6-K by the Issuer with the Securities and Exchange Commission on December 21, 2022, plus the 1,800,000 Common Shares of the Issuer underlying warrants exercisable by Newmont Canada Corporation to acquire Common Shares within 60 days.

CUSIP No. 89679M104	13G	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS Newmont Canada Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 16,920,000(1)
7. SOLE DISPOSITIVE VOTING POWER 0
8. SHARED DISPOSITIVE VOTING POWER 16,920,000(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,920,000 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%(2)
12.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Includes 15,120,000 Common Shares of the Issuer (as identified under Item 1(a) below) held by Newmont Canada Corporation and 1,800,000 Common Shares of the Issuer underlying warrants exercisable by Newmont Canada Corporation to acquire Common Shares within 60 days.
(2)	Calculated based on the 200,815,037 Common Shares of the Issuer expected to be issued and outstanding as of January 19, 2023, as set forth under the heading “Appendix G - Information Concerning the Combined Company—Description of Share Capital” in the Management Information Circular filed on Form 6-K by the Issuer with the Securities and Exchange Commission on December 21, 2022, plus the 1,800,000 Common Shares of the Issuer underlying warrants exercisable by Newmont Canada Corporation to acquire Common Shares within 60 days.

CUSIP No. 89679M104	13G	Page 6 of 10 Pages

Item 1(a).	Name of Issuer:

TRIPLE FLAG PRECIOUS METALS CORP.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

TD Canada Trust Tower
161 Bay Street, Suite 4535
Toronto, Ontario, Canada M5J 2S1

Item 2(a).	Name of Person Filing:

Newmont Mining Corporation

Newmont Holdings ULC

Newmont Canada FN Holdings ULC

Newmont Canada Corporation

Item 2(b).	Address of Principal Business Office or, if none, Residence:

6900 E LAYTON AVE
SUITE 700
DENVER CO 80237

Item 2(c).	Citizenship:

Newmont Mining Corporation – Delaware

Newmont Holdings ULC – Canada

Newmont Canada FN Holdings ULC – Canada

Newmont Canada Corporation – Canada

Item 2(d).	Title of Class of Securities:

Common Shares

Item 2(e).	CUSIP No.:

89679M104

Item 3.		If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(K).
(k)	☐	Group, in accordance with § 240.13d-l(b)(1)(ii)(J).

CUSIP No. 89679M104	13G	Page 7 of 10 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Newmont Corporation - 16,920,000

Newmont Holdings ULC - 16,920,000

Newmont Canada FN Holdings ULC - 16,920,000

Newmont Canada Corporation - 16,920,000

(b)	Percent of class:

Newmont Corporation - 8.4%

Newmont Holdings ULC - 8.4%

Newmont Canada FN Holdings ULC - 8.4%

Newmont Canada Corporation - 8.4%

(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:
Newmont Corporation – 0
Newmont Holdings ULC – 0
Newmont Canada FN Holdings ULC – 0
Newmont Canada Corporation – 0
	(ii)	Shared power to vote or to direct the vote:
Newmont Corporation – 16,920,000
Newmont Holdings ULC – 16,920,000
Newmont Canada FN Holdings ULC – 16,920,000
Newmont Canada Corporation – 16,920,000
	(iii)	Sole power to dispose or to direct the disposition of:
Newmont Corporation – 0
Newmont Holdings ULC – 0
Newmont Canada FN Holdings ULC – 0
Newmont Canada Corporation – 0
	(iv)	Shared power to dispose of or to direct the disposition of:
Newmont Corporation – 16,920,000
Newmont Holdings ULC – 16,920,000
Newmont Canada FN Holdings ULC – 16,920,000
Newmont Canada Corporation – 16,920,000

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Newmont Canada Corporation. See Exhibit A attached hereto.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 89679M104	13G	Page 8 of 10 Pages

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 89679M104	13G	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEWMONT CORPORATION

Dated: February 17, 2023	By:	/s/ Logan Hennessey
	Name:	Logan Hennessey
	Title:	Vice President, Associate General Counsel and Corporate Secretary

NEWMONT HOLDINGS ULC

Dated: February 17, 2023	By:	/s/ Logan Hennessey
	Name:	Logan Hennessey
	Title:	Vice President and Secretary

NEWMONT CANADA FN HOLDINGS ULC

Dated: February 17, 2023	By:	/s/ Logan Hennessey
	Name:	Logan Hennessey
	Title:	Vice President and Secretary

NEWMONT CANADA CORPORATION

Dated: February 17, 2023	By:	/s/ Logan Hennessey
	Name:	Logan Hennessey
	Title:	Vice President and Secretary

CUSIP No. 89679M104	13G	Page 10 of 10 Pages

Exhibit A

1.	Relevant Subsidiary:

Newmont Canada Corporation

2.	Place of Organization

Canada